SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)

SWISS ARMY BRANDS, INC.
(Name of Subject Company)

SWISS ARMY BRANDS, INC
(Name of Person(s) Filing Statement)

Common Stock, par value $.l0 per share
(Title of Class of Securities)

870827102
(CUSIP Number of Class of Securities)

Thomas M. Lupinski
Swiss Army Brands, Inc.
One Research Drive
Shelton, Connecticut 06484
(203) 929-6391

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Priscilla Hughes, Esq.
Morrison & Foerster llp
1290 Avenue of the Americas
New York, New York 10104-0050
(212) 468-8000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

FOR IMMEDIATE RELEASE

SWISS ARMY BRANDS RECEIVES PROPOSAL
TO ACQUIRE THE OUTSTANDING SHARES OF COMMON STOCK

        SHELTON, CONN., June 12, 2002 -- Swiss Army Brands, Inc. (Nasdaq: SABI) (“Swiss Army Brands” or the “Company”) announced today that Victorinox AG (“Victorinox”) has made a proposal to the directors of Swiss Army Brands to acquire all of the outstanding shares of common stock of Swiss Army Brands not held by Victorinox and its affiliates for a cash price of $9.00 per share. Together Victorinox and its affiliates currently own approximately 67% of Swiss Army Brands' outstanding common stock. The board of directors of Swiss Army Brands is considering the proposal.

        Victorinox's proposal is, among other things, subject to a minimum number of shares being tendered such that a majority of the shares currently outstanding and not owned by Victorinox and its affiliates are tendered pursuant to the proposal. The proposal is not subject to any financing conditions. Victorinox also informed the directors of Swiss Army Brands that it reserved the right to amend or withdraw its proposal at any time in its sole discretion. Victorinox is a privately held Swiss company.

        Swiss Army Brands, Inc. is the exclusive United States, Canadian, and Caribbean marketer of Victorinox® Original Swiss Army(TM) Knives, multi-tools and SwissCards(TM). In addition to its line of Swiss Army® Brand Watches, Sunglasses and Writing Instruments, the Company also markets Bear MGC(TM) knives and multi-tools as well as cutlery under the R. H. Forschner® brand. The Company sublicenses the famous Victorinox Crest and the Victorinox trademark to select quality manufacturers for Victorinox® Travel Gear and Victorinox® Apparel. Swiss Army Brands operates a flagship retail store at 136 Prince Street in the SoHo neighborhood of New York City. The Company web site is located at www.swissarmy.com.

        The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of Swiss Army Brands. If and when a tender offer is made for the common stock of Swiss Army Brands, Swiss Army Brands stockholders are advised to read the tender offer statement, which would be filed by Victorinox with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Swiss Army Brands with the Commission at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, Swiss Army Brands stockholders would be able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at www.sec.gov.